Aston Funds

EXHIBIT TO ITEM 77D

Policies with respect to security investments


Effective as of June 30, 2009, the non-fundamental investment policy of the Aston/TAMRO All Cap Fund will be changed, as follows:

The name of the series of the Trust currently designated as Aston/TAMRO All Cap Fund shall be changed to Aston/TAMRO
Diversified Equity Fund (the "Fund") as it better reflects the investment style of the Fund. In connection with the name change, the Fund has adopted a non-fundamental investment policy to invest, under normal circumstances, at least 80% of its assets in equity securities.